Filed by W-H Energy Services, Inc.
Pursuant to Rule 425 of the Securities Act of 1933, as amended and deemed field pursuant to Rule 14d-9
Subject Company: W-H Energy Services, Inc.
Commission File No: 001-31346
Date: June 11, 2008
On June 11, 2008, W-H Energy Services, Inc. issued the following communication to its employees.

TO:	All W-H Personnel

FROM:	Ken White — Chairman, President & Chief Executive Officer

DATE:	June 11, 2008

RE:	W-H Energy Services, Inc. to combine with Smith International
     On June 3, 2008 W-H Energy Services and Smith International entered into an agreement to combine the two companies, which would result in a combined company with fiscal year 2007 revenues of approximately $10 billion and approximately 24,000 employees in more than 70 countries. Under the terms of the agreement, W-H Energy shareholders would be entitled to receive, for each W-H Energy share, $56.10 in cash and 0.48 shares of Smith common stock or all cash or all common stock of Smith, subject to pro-ration. The value of the consideration to be received by W-H Energy shareholders in the transaction will vary until the closing date based on changes in the price of Smith’s common stock. Based on the June 2, 2008 closing price of Smith common stock the transaction would result in a price to W-H Energy shareholders of $93.55 per share and a total transaction value of approximately $3.2 billion. If you are a shareholder or stock option holder you will be receiving information further explaining the transaction.
     W-H Energy and Smith greatly value the contributions of their employees and know that you are the key to the future success of our new combined company. We expect many new opportunities for all of you across more product lines, markets and geographies.

     This strategic merger is expected to strengthen both companies and better position us to succeed as our industry continues to evolve:
•	Oil and natural gas drilling is increasingly complex, relying more and more on advanced technology. Technical improvements in directional and horizontal drilling have created rapid growth worldwide in utilization of this method of drilling;

•	Operators are dedicating more resources to increase or maintain production from existing wells; and

•	National oil companies and other operators around the world are creating exciting opportunities as our business continues to become even more global.
     As one company, Smith and W-H Energy will be positioned to capitalize on these trends and better serve our customers.
     While we work toward closing the transaction which is expected to occur during the third quarter of 2008 (and is subject to a variety of conditions, including legal and regulatory approvals), the management of both companies will work together on an integration plan that will position us for the growth opportunities that lie ahead. There will be changes, but working together we have the opportunity to make the new combined company an even better place to work. Look for updates in the weeks ahead to stay informed about our progress.

Important Information
     The exchange offer described herein has not commenced. The description contained herein is neither an offer to purchase nor a solicitation of an offer to sell shares of Smith International, Inc. (“Smith”). At the time the exchange offer is commenced, Smith, through a wholly owned subsidiary, intends to file a Tender Offer Statement on Schedule TO containing an offer to exchange, form of letters of election and transmittal and other documents relating to the exchange offer, and W-H Energy Services, Inc. (the “Company”) intends to file a solicitation/Recommendation Statement on Schedule 14D-9 with respect to the exchange offer. These documents will contain important information about the exchange offer that should be read carefully before any decision is made with respect to the exchange offer. These materials will be made available to the shareholders of the Company at no expense to them. Investors and security holders will be able to obtain the documents (when available) free of charge at the SEC’s web site, www.sec.gov. In addition, such materials (and all other documents filed with the SEC) will be available free of charge at www.smith.com or www.whes.com. Such documents are not currently available. You may also read and copy any reports, statements and other information filed by the Company with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC’s website for further information on its public reference room.
Forward-Looking Statements
     Certain comments contained herein are forward-looking in nature and are intended to constitute “forward-looking statements.” These forward-looking statements include, without limitation, statements regarding the consummation of the transaction, its effects on future operating results, the expected closing date of the transaction, any other effect or benefit of the transaction and any other statements that are not historical facts. By their nature, forward-looking statements involve risks and uncertainties that could cause actual results to materially differ from those anticipated in the statements. For a discussion of additional risks and uncertainties that could impact the Company’s results, review the Company’s Form 10-K for the year ended December 31, 2007 and other filings with the Securities and Exchange Commission. These risks and uncertainties include the satisfaction of the conditions to consummate the proposed acquisition, the current and expected future prices of crude oil and natural gas, the level of exploration, development and production activity of, and the corresponding capital spending by, our customers, risks associated with events that result in personal injuries, loss of life, damage to or destruction of property, equipment or the environment and suspension of operations, unavailability of or costs associated with insurance, competition in our industry, difficulty in continuing to develop, produce and commercialize technologically advanced products and services, loss of use of certain technologies and weather conditions in offshore markets and other factors and uncertainties discussed from time to time in reports filed by the Company with the Securities and Exchange Commission.